EXHIBIT 99.1

Brookfield Infrastructure Reports Strong 2023 Year-End Results & Announces 15th Consecutive Distribution Increase

BROOKFIELD, NEWS, Feb. 01, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2023.

“We successfully executed our business strategy and achieved all our capital allocation and performance targets during 2023,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We believe 2024 will be an even better year, and we are already off to a strong start on our capital recycling and deployment initiatives.”

	For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited[1]	2023	2022
Net income attributable to the partnership[2]	$432	$407
– per unit[3]	0.14	0.14
FFO[4]	2,288	2,087
– per unit[5]	2.95	2.71

For the year ended December 31, 2023, we reported net income attributable to the partnership of $432 million. Current year results benefited from strong operational performance and gains from our capital recycling program. These positive impacts were partially offset by higher financing costs and one-time transaction fees associated with our growth initiatives, as well as lower mark to market gains on our hedging activities.

Funds from operations (FFO) for 2023 was $2.3 billion, an increase of 10% compared to 2022. Organic growth for the year was 8%, reflecting strong levels of inflation in the countries where we operate, volume growth across the majority of our critical infrastructure networks, and the commissioning of approximately $1 billion of new capital projects that are now contributing to earnings. Additionally, we deployed over $2 billion into new investments in the third and fourth quarter of 2023 that favorably impacted results, offset by the impact of $1.9 billion of asset sales that primarily closed in the second quarter of 2023.

Segment Performance

The following table summarizes FFO by segment:

	For the twelve months ended December 31
US$ millions, unaudited	2023	2022
FFO by segment
Utilities	$879	$739
Transport	888	794
Midstream	684	743
Data	275	239
Corporate	(438)	(428)
FFO	$2,288	$2,087

The utilities segment generated FFO of $879 million, compared to $739 million in the prior year, representing an increase of 19%. This growth can be attributed to inflation indexation, which benefited our results by approximately 6%, and the contribution associated with approximately $500 million of capital commissioned into our rate base. Results also benefited from strong performance at HomeServe, which we privatized in January of 2023.

FFO for the transport segment was $888 million, representing a 12% increase compared to $794 million generated in the prior year. Base business results primarily benefited from inflationary tariff increases and higher volumes driven by strong economic activity surrounding our networks. In particular, during the year our rail networks realized an average annual rate increase of 8% and volumes were up 2% from the previous year. At our diversified terminals, rates and volumes benefited from strong demand for bulk goods and commodities that underpin the global economy. Across our toll road portfolio, annual traffic levels and tariffs increased 4% and 9%, respectively, compared to prior year. Current year results additionally benefited from the acquisition of Triton, our global intermodal logistics operation, which closed at the end of the third quarter and is performing ahead of expectations.

FFO for the midstream segment totaled $684 million, compared to $743 million in the previous year. The decline is primarily due to the partial sale of our interest in a U.S. gas pipeline in June of 2023 and the normalization of market sensitive revenues at our diversified Canadian midstream business. Results for 2023 were supported by increased utilization and higher contracted cash flows across the segment compared to last year. The outlook for our midstream businesses remains strong, particularly as we continue to have success executing commercial agreements and increasing rates as a result of a lack of new investment in the sector.

The data segment generated FFO of $275 million, compared to $239 million in the previous year, an increase of 15%. The increase is largely attributable to three large-scale acquisitions completed during the year, comprised of a European telecom tower operation in the first quarter and two hyperscale data center platforms in the third and fourth quarters. The existing businesses performed well and continue to benefit from sector tailwinds and network densification requirements.

Update on Strategic Initiatives

It was another outsized year for new investments in 2023 where we deployed over $2 billion in three acquisitions, including the take-private of Triton, our global intermodal logistics operation. We also acquired two geographically diverse hyperscale data center platforms in support of our view that the digital economy will continue to grow exponentially from industry tailwinds created by the rollout of 5G and artificial intelligence.

We completed an additional data center investment last month acquiring 40 sites out of bankruptcy from Cyxtera. This multi-faceted transaction included the acquisition of associated real estate underlying several of the sites from third-party landlords and the contribution of 10 retail colocation sites in the U.S. that we already own. The newly created platform will be a leading retail colocation data center provider, with over 330 megawatts of capacity deployed in high demand areas across North America. The total purchase price of approximately $1.3 billion implies a 2024E EBITDA multiple of 8x, which was fully financed and did not require any new equity capital.

Our confidence in the digitalization investment theme continues in 2024 with the acquisition of American Tower’s operations in India (ATC India). The business consists of a portfolio of 78,000 telecom sites with a transaction value of $2 billion. The acquisition is being pursued as a follow-on for our existing tower business, Summit Digitel, which has 175,000 towers in the country. The combined platform will be one of the largest tower platforms globally, with 253,000 sites in complementary locations. ATC India will also diversify our existing customer mix, provide a perpetual asset base and deepen our strategic relationships with key mobile network operators in India. We believe we are acquiring ATC India at an attractive valuation of below 6x 2024E EBITDA. Brookfield Infrastructure’s equity contribution is expected to be approximately $150 million and the transaction is expected to close in the second half of 2024, subject to regulatory approvals.

Following a successful year of dispositions in 2023, we commenced preparation for the next phase of our capital recycling plans. We recently completed several opportunistic asset level financings to right-size the capital structure at two mature pipeline operations in North America. Combined, these financings generated an incremental $550 million for the partnership, and more importantly, reduced the equity required in a future sale of these pipelines. These activities, combined with the optimism we have seen return to the investment landscape, set us up well to achieve our $2 billion target this year.

Distribution and Dividend Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.405 per unit, payable on March 29, 2024 to unitholders of record as at the close of business on February 29, 2024. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.405 per share, also payable on March 29, 2024 to shareholders of record as at the close of business on February 29, 2024.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Fourth Quarter 2023 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register.vevent.com/register/BIa85ff17e639f42a596b55045813991d5. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/5pt8renp.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

– ends –

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at http://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $850 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2023 was 459.4 million (2022: 458.1 million).
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the twelve-month period ended December 31, 2023 was 776.9 million (2022: 771.2 million).
Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2023	2022

Assets
Cash and cash equivalents	$1,857	$1,279
Financial assets	787	785
Property, plant and equipment and investment properties	52,879	37,991
Intangible assets and goodwill	30,333	20,611
Investments in associates and joint ventures	5,402	5,325
Deferred income taxes and other	9,526	6,978
Total assets	$100,784	$72,969

Liabilities and partnership capital
Corporate borrowings	$4,911	$3,666
Non-recourse borrowings	40,904	26,567
Financial liabilities	2,875	2,067
Deferred income taxes and other	18,078	15,115

Partnership capital
Limited partners	5,321	5,372
General partner	28	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,190	2,263
Exchangeable units/shares[1]	1,605	1,361
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	23,661	15,320
Preferred unitholders	918	918
Total partnership capital	34,016	25,554
Total liabilities and partnership capital	$100,784	$72,969
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the twelve months ended December 31
US$ millions, except per unit information, unaudited	2023	2022

Revenues	$17,931	$14,427
Direct operating costs	(13,470)	(10,510)
General and administrative expense	(413)	(433)
	4,048	3,484
Interest expense	(2,501)	(1,855)
Share of earnings from associates and joint ventures	459	12
Mark-to-market (losses) gains	(118)	173
Other income	141	121
Income before income tax	2,029	1,935
Income tax expense
Current	(576)	(474)
Deferred	(5)	(86)
Net income	1,448	1,375
Non-controlling interest of others in operating subsidiaries	(1,016)	(968)
Net income attributable to partnership	$432	$407

Attributable to:
Limited partners	$102	$101
General partner	265	240
Non-controlling interest
Redeemable partnership units held by Brookfield	42	42
Exchangeable units/shares[1]	23	24
Basic and diluted earnings per unit attributable to:
Limited partners[2]	$0.14	$0.14
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2023 was 459.4 million (2022: 458.1 million).
Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the twelve months ended December 31
US$ millions, unaudited	2023	2022

Operating Activities
Net income	$1,448	$1,375
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	323	563
Depreciation and amortization expense	2,739	2,158
Mark-to-market, provisions and other	201	(147)
Deferred income tax expense	5	86
Change in non-cash working capital, net	(638)	(904)
Cash from operating activities	4,078	3,131

Investing Activities
Net (investments in) proceeds from:
Operating assets	(10,145)	(281)
Associates	9	(589)
Long-lived assets	(2,325)	(2,734)
Financial assets	191	61
Net settlements of foreign exchange contracts	—	178
Other investing activities	(720)	—
Cash used by investing activities	(12,990)	(3,365)

Financing Activities
Distributions to limited and general partners	(1,516)	(1,418)
Net borrowings:
Corporate	1,164	1,124
Subsidiary	4,490	2,493
Net preferred shares redeemed	—	(243)
Partnership units (repurchased) issued	(13)	13
Settlement of deferred consideration	—	(1,224)
Net capital provided by (to) non-controlling interest	6,072	(458)
Lease liability repaid and other	(778)	(231)
Cash from financing activities	9,419	56

Cash and cash equivalents
Change during the period	$507	$(178)
Cash reclassified as held for sale	—	(37)
Impact of foreign exchange on cash	71	88
Balance, beginning of period	1,279	1,406
Balance, end of period	$1,857	$1,279

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the twelve months ended December 31
US$ millions, unaudited	2023	2022

Net income	$1,448	$1,375
Add back or deduct the following:
Depreciation and amortization	2,739	2,158
Share of earnings from investments in associates and joint ventures	(459)	(12)
FFO contribution from investments in associates and joint ventures[1]	923	886
Deferred tax expense	5	86
Mark-to-market losses (gains)	118	(173)
Other expense[2]	183	115
Consolidated Funds from Operations	4,957	4,435
FFO attributable to non-controlling interests[3]	(2,669)	(2,348)
FFO	$2,288	$2,087
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the twelve months ended December 31
US$, unaudited	2023	2022

Earnings per limited partnership unit[1]	$0.14	$0.14
Add back or deduct the following:
Depreciation and amortization	1.84	1.66
Deferred taxes and other items	0.97	0.91
FFO per unit[2]	$2.95	$2.71
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2023 was 459.4 million (2022: 458.1 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the twelve-month period ended December 31, 2023 was 776.9 million (2022: 771.2 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Strong 2023 Year-End Results
& Announces Dividend Increase

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.405 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on March 29, 2024 to shareholders of record as at the close of business on February 29, 2024. This dividend represents a 6% increase compared to the prior year. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $606 million compared to $1,619 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS, underlying earnings were modestly above the prior year. Earnings benefited from the acquisition of Triton International, our global intermodal logistics operation, inflation indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by one-time transaction costs associated with the acquisition of our global intermodal logistics operation and higher financing costs at our U.K. regulated distribution business as a result of incremental borrowings.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2023	2022

Assets
Cash and cash equivalents	$539	$445
Due from Brookfield Infrastructure	1,288	566
Property, plant and equipment	14,151	4,718
Intangible assets	3,699	2,847
Investments in associates	—	428
Goodwill	1,726	518
Deferred tax asset and other	2,506	656
Total assets	$23,909	$10,178

Liabilities and Equity
Accounts payable and other	$1,099	$781
Loans payable to Brookfield Infrastructure	26	26
Exchangeable and class B shares	4,153	3,426
Non-recourse borrowings	12,028	4,577
Financial liabilities	75	72
Deferred tax liabilities and other	2,460	1,657

Equity
Equity in net assets attributable to the Partnership	(399)	(1,119)
Non-controlling interest	4,467	758
Total equity	4,068	(361)
Total liabilities and equity	$23,909	$10,178

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the twelve months ended December 31
US$ millions, unaudited	2023	2022

Revenues	$2,503	$1,886
Direct operating costs	(778)	(542)
General and administrative expense	(67)	(69)
	1,658	1,275
Interest expense	(697)	(544)
Share of (losses) earnings from investments in associates	(20)	4
Remeasurement of exchangeable and class B shares	34	1,058
Mark-to-market and other	(1)	88
Income before income tax	974	1,881
Income tax (expense) recovery
Current	(348)	(341)
Deferred	(20)	79
Net income	$606	$1,619

Attributable to:
Partnership	$111	$1,094
Non-controlling interest	495	525

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the twelve months ended December 31
US$ millions, unaudited	2023	2022

Operating Activities
Net income	$606	$1,619
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	23	29
Depreciation and amortization expense	365	211
Mark-to-market and other	73	(2)
Remeasurement of exchangeable and class B shares	(34)	(1,058)
Deferred income tax expense (recovery)	20	(79)
Change in non-cash working capital, net	6	173
Cash from operating activities	1,059	893

Investing Activities
Disposal of (investments in) associates	435	(455)
Purchase of long-lived assets, net of disposals	(519)	(521)
Purchase of financial assets and other	(4)	(71)
Acquisition of subsidiaries	(3,086)	—
Cash used by investing activities	(3,174)	(1,047)

Financing Activities
Net capital provided by (to) non-controlling interest	2,453	(448)
Net (repayments) borrowings	(238)	1,550
Other financing activities	(32)	—
Settlement of deferred consideration	—	(1,106)
Cash from (used by) financing activities	2,183	(4)

Cash and cash equivalents
Change during the period	$68	$(158)
Impact of foreign exchange on cash	26	134
Balance, beginning of period	445	469
Balance, end of period	$539	$445